March 14, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-3561

Dear Sir:

Re: Form 40-F for the fiscal year ended August 31, 2006

In response to your letter dated February 13, 2007, we attach the following information. The following comments are in the order in which the questions appear in your letter. References in this letter to “CanWest”, “the Company” and “we” or “our” are references to CanWest Global Communications Corp.

Please note that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 1. Significant Accounting Policies – Revenue Recognition, page 14

1.	We note your disclosure that “[r]evenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast, net of any provision for viewer shortfall.” In this regard, tell us in further detail your revenue earning process and terms of arrangement with your customers. Tell us and disclose how you estimate the provision for viewer shortfall in recognizing your airtime revenues. Also, tell us if your revenue recognition policy differs from that of U.S. GAAP. If so, advise us where you have reflected the difference in Note 25. If not, please explain.

Revenue from our broadcasting activities consists primarily of the sale of airtime to our customers who purchase airtime for the broadcast of commercials. Airtime is sold on a “per spot” basis with pricing pursuant to an established “rate-card”. Prices on the rate card are typically a function of demand and projected ratings for a particular program in a particular time slot. We enter into agreements with our customers which specify the terms and conditions relating to the sale of airtime. These sales agreements do not commit to nor guarantee specific audience levels. Accordingly, the revenue earnings process is completed and we record and recognize revenue at the point in time the commercials are aired.

In limited situations, most typically in our cable specialty channels in Canada (total specialty airtime revenue of $15.7 million in fiscal 2006 – less than 1% of consolidated revenues and approximately 2% of Television Canada segment revenues), we will provide additional advertising time, at no additional charge, to customers where audience levels have fallen significantly short of expectations. In such situations, we will defer revenue based on the estimate of audience shortfall and record the related revenue as the additional spots are aired. The estimates of the amount of revenue to defer are based on our estimates of the future minutes to be provided based on the estimate of audience shortfall and the relevant rate per the rate card. Our sales and media research groups monitor ratings reports (BBM Neilsen) to assess program performance and the requirement for provisions for audience shortfall.

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We follow the same policy for both Canadian and US GAAP and have not reported a Canadian US GAAP difference. While the amounts in question are not material, we believe the Company’s policy related to this matter is consistent with EITF 00-21, Revenue Arrangement with Multiple Elements and SAB 104 Revenue Recognition.

Sincerely,

/s/ John Maguire
John Maguire
Chief Financial Officer